Exhibit 99.1

Golden Star Reports Fourth Quarter and Full Year 2016 Results

TORONTO, Feb. 21, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the fourth quarter and full year ended December 31, 2016.

HIGHLIGHTS:

•	2016 full year consolidated guidance achieved on all metrics of gold production, cash operating cost per ounce[1], All-In Sustaining Cost ("AISC") per ounce[1] and capital expenditures
•	Gold production of 194,054 ounces in 2016 and 53,403 ounces during the fourth quarter of 2016, representing Golden Star's strongest quarterly performance of the year
•	Cash operating cost per ounce[1] of $872 in 2016, an 11% decrease compared to 2015, and $880 per ounce in the fourth quarter of 2016, reflecting Golden Star's on-going transition into a low cost, non-refractory producer
•	AlSC per ounce[1] of $1,093 in 2016 and $1,197 in the fourth quarter of 2016
•	Capital expenditures of $84.4 million in 2016, with 84% representing development capital primarily for the advancement of the Wassa Underground Gold Mine ("Wassa Underground") and the Prestea Underground Gold Mine ("Prestea Underground")
•	Post-period end, commercial production was achieved at Wassa Underground on January 1, 2017
•	West Reef ore body intersected on 24 Level for the first time by Golden Star's mining operations at Prestea Underground and first Alimak mining equipment moved underground - commercial production on schedule for mid-2017
•	Mine operating margin[1] of $27.5 million in 2016, compared to a mine operating loss[1] of $27.6 million in 2015 due to the closure of the high cost, refractory operations in the third quarter of 2015
•	Cash generated by operations before changes in working capital[1] of $75.5 million ($0.26 per share) in 2016, a 41% increase compared to 2015
•	Consolidated cash balance of $21.8 million, prior to the receipt of the $10 million scheduled advance payment under the streaming transaction on January 3, 2017 from RGLD Gold AG ("RGLD"), a subsidiary of Royal Gold, Inc.
•	In addition the Company received net proceeds of C$32.7 million ($24.8 million) from the bought deal public offering, which completed on February 7, 2017
•	Full year 2017 guidance represents an anticipated strengthening of gold production and profitability due to a 31-44% expected increase in ounces produced and an expected reduction in the cash operating cost per ounce[1]

Notes:
1. See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"In 2016 Golden Star both progressed the development of our two transformational underground projects and achieved our full year guidance on all metrics.  In 2017 we will seek to consolidate on these achievements as we look to both expand our production and reduce our costs further.  2017 will also be another exciting year from a development perspective, as we look to bring our high grade Prestea Underground and our high grade Mampon deposit into production.  Today, Golden Star is a very different company from the one it was a year ago, with a substantially reduced risk profile and various sources of ore feeding our plants from two open pit mines and an underground mine.  I look forward to continuing our transformation into a high grade, low cost producer during the year ahead."

Fourth Quarter and Full Year 2016 Conference Call Details

The Company will conduct a conference call and webcast to discuss its results for the fourth quarter and full year 2016 on Wednesday, February 22, 2017 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 877 201 0168
Toronto Local and International: +1 647 788 4901
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended December 31,		Years Ended December 31,
OPERATING SUMMARY		2016	2015	2016	2015
Wassa Main Pit gold sold	oz	21,076	30,880	93,284	107,751
Wassa Underground gold sold	oz	7,867	—	11,062	—
Bogoso/Prestea gold sold	oz	23,893	20,498	89,517	113,902
Total gold sold	oz	52,836	51,378	193,863	221,653
Total gold produced	oz	53,403	52,141	194,054	222,416
Average realized gold price	$/oz	1,184	1,098	1,211	1,151
Cost of sales per ounce - Consolidated[1]	$/oz	1,114	903	1,060	1,276
Cost of sales per ounce - Wassa[1]	$/oz	1,430	813	1,186	1,061
Cost of sales per ounce - Bogoso/Prestea[1]	$/oz	836	1,040	928	1,479
Cash operating cost per ounce - Consolidated[1]	$/oz	880	715	872	976
Cash operating cost per ounce - Wassa[1]	$/oz	1,090	625	941	838
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	694	849	800	1,108
All-in sustaining cost per ounce - Consolidated[1]	$/oz	1,197	893	1,093	1,149

FINANCIAL SUMMARY
Gold revenues	$'000	53,255	56,420	221,290	255,187
Cost of sales excluding depreciation and amortization	$'000	43,994	39,354	172,616	245,494
Depreciation and amortization	$'000	6,117	7,054	21,160	37,339
Mine operating margin/(loss)	$'000	3,144	10,012	27,514	(27,646)
General and administrative expense	$'000	517	2,521	25,754	14,281
(Gain)/Loss on fair value of financial instruments, net	$'000	(888)	(1,658)	25,628	(1,712)
Loss on repurchase of 5% Convertible Debentures, net	$'000	—	—	11,594	—
Net income/(loss) attributable to Golden Star shareholders	$'000	3,446	13,781	(39,647)	(67,681)
Adjusted net income/(loss) attributable to Golden Star shareholders[1]	$'000	64	7,003	11,183	(28,355)
Income/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	0.01	0.05	(0.13)	(0.26)
Adjusted income/(loss) per share attributable to Golden Star shareholders - basic[1]	$/share	0.01	0.03	0.04	(0.11)
Cash provided by operations	$'000	25,234	12,633	53,249	60,148
Cash provided by operations before working capital changes[1]	$'000	23,896	29,725	75,457	53,437
Cash provided by operations per share - basic	$/share	0.08	0.05	0.18	0.23
Cash provided by operations before working capital changes per share - basic and diluted	$/share	0.07	0.11	0.26	0.21
Capital expenditures	$'000	23,779	13,726	84,356	57,051

Notes:
1. See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

Golden Star achieved its 2016 full year guidance on all announced metrics.  The Company delivered gold production of 194,054 ounces, which was in the top half of its guidance range, a cash operating cost per ounce1 of $872, which was in the middle of its guidance range, and an AISC per ounce1 of $1,093.  Additionally, its cost of sales per ounce2 was $1,060.  Golden Star's total capital expenditures for the year were $84.4 million, in line with guidance of $90 million.

The Company expects to strengthen its gold production and profitability in 2017, with an increase in ounces produced of 31-44% compared to 2016 production and a decrease in cash operating cost per ounce1 of 1-11% compared to the 2016 result.  Accordingly, 2017 guidance is as follows:

•	Gold production of 255,000-280,000 ounces
•	Cash operating cost per ounce[1] of $780-$860
•	AISC per ounce[1] of $970-$1,070
•	Capital expenditures of $58 million

In the fourth quarter of 2016 Golden Star produced 53,403 ounces of gold, representing the strongest quarterly performance of the year and a 2% increase compared to the same period in 2015.  However the cash operating cost per ounce1 was $880, an increase of 23% compared to the fourth quarter of 2015, due to the decrease in gold produced by Wassa Main Pit as a result of a 31% decrease in ore grade processed.  These higher costs at the Wassa Gold Mine ("Wassa") were offset partially by the lower costs at the Prestea Gold Mine ("Prestea") as a result of the stronger production from the Prestea Open Pits, compared to the fourth quarter of 2015.  As Wassa Underground was still in pre-commercial production during 2016, its gold production and cash operating cost per ounce1 was capitalized.  The AISC per ounce1 was $1,197.

From a development perspective, 2016 was a transformational year for Golden Star.  The Company incurred $70.5 million of development capital, primarily as a result of the work at the two underground developments gaining momentum.  Golden Star blasted the first stope at Wassa Underground on July 10, 2016, and during the remainder of the year the mine produced 11,062 ounces.  The project construction of Wassa Underground is now complete and commercial production was achieved on January 1, 2017.

At Prestea Underground, project development work continued on schedule, with 350 development metres completed by year-end and 420 metres as of mid-February 2017 as the construction team advanced towards the West Reef ore body.  Post-period end, in early January 2017, the West Reef was intersected on 24 Level by Golden Star's mining operations for the first time and the first Alimak raise mining equipment was moved underground.  The Company remains on track to blast the first stope in the second quarter of 2017, with commercial production expected to be achieved in mid-2017.  The declaration of commercial production at Prestea Underground will be the final planned milestone in Golden Star's transformation into a high grade, low cost, non-refractory producer.

Notes
1. See "Non-GAAP Financial Measures".
2. Cost of sales is a GAAP Financial Measure but cost of sales per ounce is a Non-GAAP Financial Measure. To be consistent with industry practice, cost of sales per ounce will be disclosed going forwards, in line with the other previously disclosed Non-GAAP Financial Measures used by the Company.

Wassa Gold Mine

		Three Months Ended December 31,		For the Years Ended December 31,
		2016	2015	2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$24,785	$33,760	$112,341	$123,189

Mine operating expenses	$'000	23,139	22,532	92,938	95,152
Severance charges	$'000	—	—	113	1,816
Royalties	$'000	1,770	1,728	6,483	6,234
Operating costs to metals inventory	$'000	(161)	(3,231)	(5,149)	(4,886)
Inventory net realizable value adjustment	$'000	1,190	—	1,190	1,524
Cost of sales excluding depreciation and amortization	$'000	25,938	21,029	95,575	99,840
Depreciation and amortization	$'000	4,202	4,068	15,094	14,522
Mine operating (loss)/margin	$'000	$(5,355)	$8,663	$1,672	$8,827

Capital expenditures	$'000	10,155	8,001	41,805	33,912

WASSA OPERATING RESULTS
Ore mined	t	632,040	806,153	2,496,817	2,849,061
Waste mined	t	2,196,572	2,924,040	9,974,537	10,631,663
Ore processed - Main Pit	t	593,286	620,047	2,444,339	2,495,176
Ore processed - Underground	t	115,602	—	178,255	—
Ore processed - Total		708,888	620,047	2,622,594	2,495,176
Grade processed - Main Pit	g/t	1.22	1.77	1.27	1.46
Grade processed - Underground	g/t	2.27	—	2.06	—
Recovery	%	92.9	93.9	93.6	93.4
Gold produced - Main Pit	oz	21,411	31,395	93,319	108,266
Gold produced - Underground	oz	7,865	—	11,062	—
Gold produced - Total	oz	29,276	31,395	104,381	108,266
Gold sold - Main Pit	oz	21,076	30,880	93,284	107,751
Gold sold - Underground	oz	7,867	—	11,062	—
Gold sold - Total	oz	28,943	30,880	104,346	107,751

Cost of sales per ounce[1]	$/oz	1,430	813	1,186	1,061
Cash operating cost per ounce[1]	$/oz	1,090	625	941	838

Notes
1. See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from Wassa was 104,381 ounces in 2016, a 4% decrease compared to 2015 due to the lower grade ore processed from Wassa Main Pit.  Wassa Underground produced 11,062 ounces in 2016 compared to nil in 2015, and although it delivered higher grade ore (2.06 grams per tonne ("g/t")) than Wassa Main Pit (1.27g/t), it was not enough to offset the lower grade ore received from Wassa Main Pit when compared to 2015.  Gold production from Wassa in the fourth quarter was 29,276 ounces, including 7,867 ounces from Wassa Underground.

Wassa reported a cash operating cost per ounce1 for 2016 of $941, a 12% increase compared to 2015.  This is due largely to an increase in mining costs per tonne, reflecting higher labour costs as well as higher drilling and blasting costs.  The cash operating cost per ounce1 for the fourth quarter was $1,090, in line with expectations.  The cost of sales per ounce1 for Wassa in 2016 was $1,186 and in the fourth quarter of 2016 it was $1,430.  These costs relate solely to Wassa Main Pit as Wassa Underground was still in pre-commercial production during 2016 and therefore gold production and cash operating costs were capitalized.  Following the declaration of commercial production on January 1, 2017, Wassa's cash operating cost per ounce1 will include higher grade underground production and as a result it is expected to decrease.

Capital expenditures at Wassa in 2016 were $41.9 million, a 24% increase compared to 2015.  The majority of this amount was development capital, which included $23.8 million relating to Wassa Underground, $9.5 million for the expansion of the Tailings Storage Facility ("TSF") and $0.3 million for other development.  The remaining $8.2 million was sustaining capital.  During the fourth quarter, capital expenditures were $10.2 million, which included $2.8 million in development capital for Wassa Underground, $3.3 million for the improvement of the TSF, $0.2 million for other development and $3.9 million in sustaining capital.

Wassa Underground Development

Wassa Underground achieved commercial production on January 1, 2017.  The construction of Wassa Underground, including the installation of all ancillary infrastructure, was completed at the end of the fourth quarter of 2016 and the underground development has progressed sufficiently in order to accommodate the near-term mine plan.

Gold production ramped up during the fourth quarter of 2016 and it is anticipated to continue to ramp up during 2017 as Golden Star's mining operations begin to access the B Shoot, which is a higher grade area of the Wassa Underground ore body.  The Company plans to begin longitudinal stoping of the B Shoot during the first quarter of 2017, with the larger, transverse stopes expected to be accessed in the third quarter of 2017. The full production rate of 2,200 tonnes per day ("tpd") is expected to be achieved at Wassa Underground in 2018.

From 2017 onwards, the average life of mine combined production from Wassa Main Pit and Wassa Underground is expected to be approximately 175,000 ounces of gold per annum.

Notes
1. See "Non-GAAP Financial Measures".

Prestea Gold Mine

		Three Months Ended December 31,		For the Years Ended December 31,
		2016	2015	2016	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$28,470	$22,660	$108,949	$131,998

Mine operating expenses	$'000	17,021	17,591	73,046	128,332
Severance charges	$'000	—	(231)	(184)	12,810
Royalties	$'000	1,468	1,143	5,599	6,669
Operating costs to metals inventory	$'000	(433)	(178)	(1,420)	(2,157)
Cost of sales excluding depreciation and amortization	$'000	18,056	18,325	77,041	145,654
Depreciation and amortization	$'000	1,915	2,986	6,066	22,817
Mine operating margin/(loss)	$'000	$8,499	$1,349	$25,842	$(36,473)

Capital expenditures	$'000	13,530	5,725	42,413	23,139

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	—	—	1,230,333
Ore mined non-refractory	t	341,246	301,397	1,499,656	480,583
Total ore mined	t	341,246	301,397	1,499,656	1,710,916
Waste mined	t	614,805	894,081	4,039,768	3,603,153
Refractory ore processed	t	—	—	—	1,520,541
Refractory ore grade	g/t	—	—	—	2.15
Gold recovery - refractory ore	%	—	—	—	67.5
Non-refractory ore processed	t	377,580	317,764	1,504,139	1,409,128
Non-refractory ore grade	g/t	2.51	2.36	2.21	1.32
Gold recovery - non-refractory ore	%	83.0	83.1	83.9	64.3
Gold produced - refractory	oz	—	1,042	—	76,981
Gold produced - non-refractory	oz	24,128	19,704	89,673	37,169
Gold produced - total	oz	24,128	20,746	89,673	114,150
Gold sold - refractory	oz	—	1,042	—	76,981
Gold sold - non-refractory	oz	23,893	19,456	89,517	36,921
Gold sold - total	oz	23,893	20,498	89,517	113,902

Cost of sales per ounce[1]	$/oz	836	1,040	928	1,479
Cash operating cost per ounce[1]	$/oz	694	849	800	1,108

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Open Pits was 89,673 ounces in 2016, which was 28% higher than the top end of the Company's original 2016 guidance for these assets.  Non-refractory gold production increased by 142% compared to 2015 as Golden Star commenced non-refractory gold production during the third quarter of 2015, resulting in only a few months of non-refractory production in 2015.  Refractory gold production, which was suspended in the third quarter of 2015, was nil in 2016 and 76,981 ounces in 2015.

Gold production in the fourth quarter of 2016 was 24,128 ounces, delivering record quarterly production from the Prestea Open Pits for the second consecutive quarter.   This represents a 16% increase compared to the same period in 2015 due to higher throughput and higher ore grade processed.

Prestea reported a cash operating cost per ounce1 of $800 in 2016, which is at the lower end of the downwardly revised $800-890 per ounce guidance range. This robust outperformance is a result of the strong production delivered by Prestea. It represents a 28% decrease compared to 2015 due to the change in cost profile as a result of mining lower cost, oxide (non-refractory) ore, compared to higher cost, higher power consuming refractory ore. During the fourth quarter of 2016, Prestea delivered a cash operating cost per ounce1 of $694, which represents an 18% decrease compared to the same period in 2015.  The cost of sales per ounce1 at Prestea in 2016 was $928 and in the fourth quarter of 2016 it was $836.

Total capital expenditures for 2016 were $42.4 million, an 83% increase compared to the same period in 2015.  This is as a result of an increase in development capital expenditures, which comprised 87% of the total capital during the year, and were used to continue to advance Prestea Underground towards production. Total capital expenditures for the fourth quarter of 2016 were $13.5 million, an increase of 137% compared to the fourth quarter of 2015.

During the fourth quarter of 2016 Golden Star announced the receipt of the mining lease for the Mampon deposit.  Mampon is a high grade, oxide deposit, approximately 65 kilometres to the north of the Company's carbon-in-leach processing plant at the Bogoso site.  There is an existing, good quality road connecting the deposit and the processing plant for the majority of the distance, so limited capital expenditures will be required in order to bring Mampon into production.  Following the receipt of the mining lease, the Company received the environmental permit and the forestry permit and, accordingly, there are no outstanding permits required for mining to begin.

Higher grade ore from Mampon will be blended with ore from the Prestea Open Pits, which is expected to enhance Golden Star's cash flow in 2017.  Golden Star expects to start mining Mampon in the second quarter of 2017.

Prestea Underground Development

Refurbishment work continued to progress as expected at the high grade Prestea Underground during the fourth quarter of 2016.  A total development advance of 350 metres was completed by year-end, focusing on crosscut advancement towards the West Reef ore body.  The work also involved the construction of a workshop and electrical bays and the slashing of existing drives to a size suitable for mechanized load-haul-dump equipment.

The rock winder upgrade was 95% complete by the end of 2016, with commissioning completed in January 2017, enabling an increase in hoisting capacity to satisfy the production profile in 2017.  Essentially, this marks the completion of the infrastructure refurbishment at Prestea Underground.  The shaft's capacity is 1,200 tpd, so if further Mineral Reserves are delineated, there is potential for the mine's production rate to be increased substantially.

The first Alimak raise mining equipment arrived at Prestea Underground in December 2016 and other equipment also arrived during the fourth quarter of 2016, including underground haulage equipment such as ore trucks and locomotives.  During the first quarter of 2017 the first Alimak was moved underground and the Alimak nest, which is the area at the base of the stope where the Alimak is stored during blasting, is being prepared.  Manroc Developments Inc., the Alimak training contractor for Prestea Underground, has also mobilized the first members of its team to site to pass on the necessary expertise to Golden Star's workforce.

In early January 2017 the West Reef ore body was intersected on 24 Level for the first time by Golden Star's mining operations in two separate cross cuts. The focus is now on establishing the infrastructure and entrance into the first of the stopes.  During the first quarter of 2017, 650 tonnes of material were hauled and hoisted from 24 Level to surface in order to test the haulage and hoisting system. Ore is currently being stockpiled at the processing facility at Bogoso, with the intention to run a batch through as an early test. As construction activities continue to advance according to schedule, stoping is expected to start in the second quarter of 2017, with commercial production anticipated to be declared in mid-2017.

Notes
1. See "Non-GAAP Financial Measures".

Exploration

During the fourth quarter, Golden Star's exploration program targeted the B shoot zone of Wassa Underground, focusing on the areas of the B Shoot that are expected to be mined with transverse stoping.  The program comprised 24 holes, totaling 7,684 metres, with the first nine holes reported on December 5, 2016.  As previously reported, these holes returned a number of significant intercepts including 31.7 metres grading 23.8g/t from 296.8 metres in hole BS16DD009 and 8.0 metres grading 13.9g/t from 57.0 metres in hole BS16DDD002.  Further drilling results are expected to be reported during the first quarter of 2017.

Golden Star also expects to provide an update on its exploration strategy in the first quarter of 2017.  There is an opportunity to expand the Mineral Reserves and extend the mine lives of both Wassa and Prestea through further drilling.

In addition, there is substantial potential to increase Golden Star's Mineral Resources outside of the existing Mineral Resource footprint.  The Company's concession areas total 1,156 square kilometres of the Ashanti Gold trend in Ghana, which is one of the largest land packages of any company operating in Ghana, including the major gold producers.  Once the current capital expenditures programs are complete, Golden Star plans to ramp up its exploration program, which is expected to expand its Mineral Resource and Mineral Reserve base and increase the lives of its operations.

FINANCIAL PERFORMANCE

Capital Expenditures

Golden Star incurred substantial capital expenditures in 2016 totaling $84.4 million, an increase of 48% compared to 2015.  83% of the capital expenditures were development capital as a result of the development work gaining momentum at Wassa Underground and Prestea Underground.  Of the development capital, $23.8 million was spent at Wassa Underground, $36.8 million at Prestea Underground, $9.5 million on the Wassa TSF expansion and the remaining $0.3 million on other development at Wassa.

During the fourth quarter of 2016, capital expenditures were $23.8 million, an increase of 73% compared to the fourth quarter of 2015.

Full Year 2016 Capital Expenditures Breakdown (in millions)1

Item	Sustaining	Development	Total
Wassa Open Pit and Processing Plant	$8.2
Wassa Tailings Expansion		$9.5
Wassa Underground		$23.8
Other Development		$0.4
Wassa Subtotal			$41.9
Prestea Open Pit Mines	$5.6
Prestea Underground		$36.8
Prestea Subtotal			$42.4
Consolidated	$14.0	$70.4	$84.4

Fourth Quarter 2016 Capital Expenditures Breakdown (in millions)1

Item	Sustaining	Development	Total
Wassa Open Pit and Processing Plant	$3.9
Wassa Tailings Expansion		$3.3
Wassa Underground		$2.8
Other Development		$0.2
Wassa Subtotal			$10.2
Prestea Open Pit Mines	$2.7
Prestea Underground		$10.8
Prestea Subtotal			$13.5
Consolidated	$6.7	$17.1	$23.8

Notes
1. Please note variance to consolidated total relates to corporate capital expenditures.

Other Financial Highlights

Gold revenues for 2016 totaled $221.3 million from gold sales of 193,860 ounces, which excludes the 11,062 ounces sold from Wassa Underground, at an average realized gold price of $1,211 per ounce.  This represents a 13% decrease in revenue compared to 2015, which is a result of fewer ounces sold at both Prestea and Wassa but partially offset by the higher realized gold price.  Gold revenues for the fourth quarter of 2016 were $53.3 million from gold sales of 52,836 ounces at an average realized gold price of $1,184 per ounce.  This represents a 6% decrease in revenue as a result of lower ore grade processed from the Wassa Main Pit, offset by the 3% increase in gold sales.

Cost of sales excluding depreciation and amortization for the full year totaled $172.6 million, a decrease of 30% from $245.5 million in the same period in 2015, due primarily to a decrease in mine operating expenses at Prestea. Lower mine operating expenses were a result of exclusively mining and processing lower cost Prestea oxide ore through the non-refractory plant in 2016, compared to processing primarily refractory ore through the higher cost refractory plant in 2015.  Cost of sales excluding depreciation and amortization in the fourth quarter totaled $44.0 million.

Depreciation and amortization for 2016 was $21.2 million, a 43% reduction compared to 2015.  This decrease is primarily a result of the lower production at both operations and the higher Mineral Reserve and Mineral Resource estimates at Prestea compared to the prior year.  Depreciation and amortization totaled $6.1 million in the fourth quarter of 2016 compared to $7.1 million in the same period in 2015.

As a result, Golden Star reported a mine operating margin of $27.5 million in 2016 compared to a mine operating loss of $27.6 million in 2015.  This reflects the significant change in the Company's cost structure following the closure of the high cost refractory operation.

General and administrative ("G&A") expenses for 2016 totaled $25.8 million, which included $13.9 million of non-cash share-based compensation expenses reflecting the substantial improvement in the Company's share price during the year.  G&A expenses excluding non-cash share-based compensation cost were $11.9 million in 2016, slightly lower than the same period in 2015.  G&A expenses for the fourth quarter of 2016 were $0.5 million.

Golden Star recorded $37.2 million of fair value losses on financial instruments in 2016, compared to a gain of $1.7 million in 2015.  The losses in 2016 were comprised of revaluation, repurchase and conversion losses on the 5% Convertible Debentures, 7% Convertible Debentures, warrants and forward and collar contracts.  In the fourth quarter of 2016 Golden Star recorded a gain of $0.9 million on financial instruments.  Further details of this loss and gain on financial instruments is included in the Company's Management's Discussion and Analysis.

The net loss attributable to Golden Star shareholders in 2016 was $39.6 million or $0.13 loss per share, compared to a net loss of $67.7 million or $0.26 loss per share in 2015.  The 42% decrease in net loss attributable to Golden Star shareholders for 2016 was due mainly to higher mine operating margin at the Prestea Open Pits and no impairment charges for 2016, compared to a $34.9 million impairment charge recognized in 2015. These were partially offset by higher losses on financial instruments and higher non-cash share-based compensation expenses.  The net income attributable to Golden Star shareholders for the fourth quarter of 2016 totaled $3.4 million or $0.01 income per share, compared to a net income of $13.8 million or $0.05 income per share for the same period in 2015.  The decrease in net income attributable to Golden Star shareholders for the fourth quarter of 2016 was due to lower mine operating margin at Wassa and lower other income.

After certain adjustments, the adjusted net earnings attributable to Golden Star shareholders1 was $11.2 million, a significant improvement from the adjusted net loss attributable to Golden Star shareholders1 in 2015 of $28.4 million.  In the fourth quarter of 2016, after certain adjustments, the adjusted net earnings attributable to Golden Star shareholders1 was $0.1 million, compared to adjusted net earnings of $7.0 million for the same period in 2015.  This lower adjusted net earnings was due to the mine operating loss at Wassa in the fourth quarter of 2016 resulting from lower revenue from gold sales attributable to the Wassa Main Pit.

Cash provided by operations in 2016 was $53.2 million or $0.18 per share, which compares to $60.1 million or $0.23 per share in 2015.  Cash provided by operations before changes in working capital for 2016 was $75.5 million or $0.26 per share.  During 2016, advance payments of $60.0 million were received from RGLD pursuant to the streaming transaction, compared to $75.0 million in 2015.  This is primarily the reason for the stronger result in 2015.  In the fourth quarter of 2016, cash provided by operations was $25.2 million or $0.08 per share and cash provided by operations before changes in working capital was $23.9 million or $0.07 per share.

The Company's consolidated cash balance was $21.8 million at the end of 2016. This does not reflect the $10.0 million received on January 3, 2017 from RGLD pursuant to the streaming transaction. In addition the Company received net proceeds of $24.8 million from the bought deal public offering, which closed on February 7th, 2016.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the full year and fourth quarter of 2016 will be available 24 hours after release at the latest.

Notes
1. See "Non-GAAP Financial Measures".

Other Corporate Developments

Bought Deal Transaction

On February 7, 2017, the Company completed a bought deal public offering of common shares which resulted in 31,363,950 common shares being sold at a price of C$1.10 per share for gross proceeds of C$34.5 million (net proceeds of C$32.7 million or $24.8 million).

The Company intends to use the net proceeds from the offering to fund:

•	Exploration projects on the Company's properties
•	Capital expenditures at the Wassa Gold Mine and the Prestea Gold Mine
•	The partial repayment of the Company's 5% Convertible Debentures
•	Working capital and general corporate purposes

Streaming Agreement with RGLD

During the fourth quarter of 2016, the Company received an advance payment of $20.0 million pursuant to the gold purchase and sale agreement, as amended (the "Streaming Agreement") with RGLD. On January 3, 2017, the Company received the final $10.0 million of scheduled advance payment.  Since the inception of the Streaming Agreement in July 2015, the Company has received total advance payments of $145.0 million.  All advance payments required under the streaming agreement have now been received from RGLD.

Forward and Collar Contracts

As of January 1, 2017, Golden Star has no outstanding contracts.

In early 2016, Golden Star initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects. During the year ended December 31, 2016, the Company realized a loss of $2.3 million on settled costless collars and forward sales contracts.

Outlook

The following tables set out Golden Star's full year 2017 guidance in terms of gold production, cash operating cost per ounce1, AISC per ounce1, and capital expenditures.

Gold Production and Operating Cost Guidance

Asset	Gold Production (ounces)	Cash Operating Costs[1] ($/oz)	AISC[1] ($/oz)
Wassa Main Pit	85,000-95,000
Wassa Underground	60,000-65,000
Wassa Consolidated	145,000-160,000	830-915
Prestea Open Pits[2]	65,000-70,000
Prestea Underground[3]	45,000-50,000
Prestea Consolidated	110,000-120,000	715-780
CONSOLIDATED	255,000-280,000	780-860	970-1,070

Capital Expenditures Guidance

Asset	Sustaining Capital ($ millions)	Development Capital ($ millions)	Total Capital Expenditures ($ millions)
Wassa Main Pit and Surface Infrastructure	5.9	1.1	7.0
Wassa Underground	9.0	3.4	12.4
Prestea Open Pits	5.0	-	5.0
Prestea Underground[4] and Processing Plant	0.4	31.2	31.6
Exploration	-	2.4	2.4
TOTAL	20.3	38.1	58.4

Notes to tables:
1. See "Non-GAAP Financial Measures".
2. Prestea Open Pits production guidance includes the forecast production from the Mampon deposit.
3. Production guidance for Prestea Underground includes 7,000-7,500 ounces of pre-commercial production. Costs incurred at Prestea Underground will be capitalized until commercial production is achieved. As a result, these costs are reflected in the Company's development capital expenditure guidance set out in the second table and are not included in the Company's cash operating cost or AISC guidance set out in the first table.
4. Capital expenditures for Prestea Underground show total gross capital. They exclude capitalized revenues and capitalized interest. Capital expenditures net of development revenue for Prestea Underground are $22.3 million.

Golden Star's production guidance for 2017 represents an increase of 31% to 44% compared to full year production in 2016.  This increase is expected to be achieved due to the following factors:

•	Production from Wassa Underground is expected to continue to ramp up during the year. The Company anticipates that gold production will increase significantly from the third quarter of 2017 onwards as Golden Star begins to access the transverse stopes of the higher grade B Shoot zone;
•	Commercial production at Prestea Underground is expected to be achieved in mid-2017; and
•	Production from the Mampon deposit is expected to commence during the second quarter of 2017

As a result of the above factors being anticipated to occur primarily during the second half of 2017, Golden Star expects gold production to be weighted towards the second half of the year.  Gold production in the first and second quarters of 2017 is expected to be in line with the production results for the fourth quarter of 2016.

Consequently, Golden Star anticipates that its cash operating cost per ounce1 and AISC per ounce1 will be higher during the first half of 2017, due to the lower grade ore being fed to both processing plants during this period.  As higher grade ore begins to be processed in the second half of 2017, Golden Star expects its cash operating cost per ounce1 and AISC per ounce1 to decrease accordingly, which is expected to result in the Company achieving its full year 2017 cost guidance.

Currently, Golden Star expects production to conclude at the Prestea Open Pits and Mampon during the third quarter of 2017, however if the Company's exploration campaign is successful, it may be possible to extend production from these deposits.

Capital expenditures are expected to be higher in the first half of 2017 than in the second half of 2017 due to the costs associated with the continued construction of Prestea Underground and accessing the Mampon deposit.  If Prestea Underground achieves commercial production as expected during mid-2017, capital expenditures are expected to reduce accordingly.

Golden Star expects its cash operating cost per ounce1 to decrease further as both underground development projects commence commercial production and the Company completes its planned transformation into a high grade, low cost gold producer.

Notes
1. See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

	For the Years Ended December 31,
	2016	2015

Revenue	$221,290	$255,187
Cost of sales excluding depreciation and amortization	172,616	245,494
Depreciation and amortization	21,160	37,339
Mine operating margin/(loss)	27,514	(27,646)

Other expenses/(income)
Exploration expense	1,818	1,307
General and administrative	25,754	14,281
Finance expense, net	7,832	10,670
Other income	(3,349)	(8,178)
Loss/(gain) on fair value of financial instruments, net	25,628	(1,712)
Loss on repurchase of 5% Convertible Debentures, net	11,594	—
Impairment charges	—	34,396
Net loss and comprehensive loss	$(41,736)	$(78,410)
Net loss attributable to non-controlling interest	(2,116)	(10,729)
Net loss attributable to Golden Star shareholders	$(39,647)	$(67,681)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.13)	$(0.26)
Weighted average shares outstanding-basic and diluted (millions)	294.1	259.7

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of December 31,
	2016	2015

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,764	$35,108
Accounts receivable	7,299	5,114
Inventories	44,381	36,694
Prepaids and other	3,926	5,754
Total Current Assets	77,370	82,670
RESTRICTED CASH	6,463	6,463
MINING INTERESTS	215,017	149,849
Total Assets	$298,850	$238,982

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$94,973	$110,811
Derivative liabilities	2,729	407
Current portion of rehabilitation provisions	5,515	3,660
Current portion of deferred revenue	19,234	11,507
Current portion of long term debt	15,378	22,035
Total Current Liabilities	137,829	148,420
REHABILITATION PROVISIONS	71,867	76,025
DEFERRED REVENUE	94,878	53,872
LONG TERM DEBT	89,445	91,899
LONG TERM DERIVATIVE LIABILITY	15,127	—
OTHER LONG TERM LIABILITY	10,465	—
Total Liabilities	419,611	370,216

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	746,542	695,555
CONTRIBUTED SURPLUS	33,861	32,612
DEFICIT	(832,951)	(793,304)
Deficit attributable to Golden Star	(52,548)	(65,137)
NON-CONTROLLING INTEREST	(68,213)	(66,097)
Total Liabilities and Shareholders' Equity	$298,850	$238,982

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	For the Years Ended December 31,
	2016	2015

OPERATING ACTIVITIES:
Net loss	$(41,763)	$(78,410)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization	21,173	37,372
Impairment charges	—	34,396
Share-based compensation	13,850	2,005
Loss on fair value of embedded derivatives	3,812	—
Loss/(gain) on fair value of 5% Convertible Debentures	17,235	(1,440)
Loss on repurchase of 5% Convertible Debentures, net	11,594	—
Loss/(gain) on fair value of warrants	2,322	(272)
Recognition of deferred revenue	(11,267)	(9,621)
Proceeds from Royal Gold stream	60,000	75,000
Reclamation expenditures	(5,527)	(2,947)
Gain on reduction of rehabilitation provisions	(198)	(5,652)
Other	4,226	3,006
Changes in working capital	(22,208)	6,711
Net cash provided by operating activities	53,249	60,148
INVESTING ACTIVITIES:
Additions to mining properties	(2,108)	(758)
Additions to plant and equipment	(613)	(1,416)
Additions to construction in progress	(81,635)	(54,877)
Change in accounts payable and deposits on mine equipment and material	(2,794)	4,974
Increase in restricted cash	—	(4,422)
Proceeds from sale of assets	657	—
Net cash used in investing activities	(86,493)	(56,499)
FINANCING ACTIVITIES:
Principal payments on debt	(29,345)	(48,611)
Proceeds from debt agreements	3,000	22,000
Proceeds from 7% Convertible Debentures, net	20,714	—
5% Convertible Debentures repurchase	(19,941)	—
Proceeds from Royal Gold loan, net	—	18,718
Shares issued, net	45,450	—
Exercise of options	22	—
Net cash provided by/(used in) financing activities	19,900	(7,893)
Decrease in cash and cash equivalents	(13,344)	(4,244)
Cash and cash equivalents, beginning of period	35,108	39,352
Cash and cash equivalents, end of period	$21,764	$35,108

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "all-in sustaining costs per ounce", "cost of sales per ounce", "cash provided by operations before changes in working capital", "cash flow generated before changes in working capital" and "adjusted net earnings/ (loss) attributable to shareholders".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.  "Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-In Sustaining Costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs excluding non-cash share based compensation, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.  Non-cash share-based compensation expenses are now also excluded from the Company's current method of calculating All-In Sustaining Costs, as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of All-in Sustaining Costs as currently calculated by the Company.

"Cost of sales" means cost of sales excluding depreciation and amortization as shown on the Company's statement of operations plus depreciation and amortization.  "Cost of sales per ounce" for the period is "Cost of sales" divided by the number of ounces of gold sold during the period.

"Cash provided by operations before working capital changes" and "cash flow generated before changes in working capital" are calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.

In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the Company's outstanding convertible debentures, non-cash impairment charges, and non-cash share based compensation, the Company calculates "adjusted net income/ (loss) attributable to shareholders" and "adjusted income/ (loss) per share attributable to shareholders" to supplement the condensed consolidated financial statements.  The adjusted income/ (loss) per share attributable to shareholders is calculated using the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2016, which is available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production, profitability, cash operating costs, cash operating costs per ounce, and AISC per ounce for 2017; the risk profile of the Company; the ability to achieve 2017 production guidance in terms of production, profitability, cash operating costs, cash operating costs per ounce, AISC per ounce, and capital expenditures; the intended expansion of production and reduction of costs for 2017; the timing for transforming, and the Company's ability to transform, into a lower cost producer and the resulting reduction in cash operating costs; sustaining, development and total capital expenditures for 2017; future work to be completed at Prestea Underground; the achievement of blasting the first stope at Prestea Underground in the Q2 2017; the ability of Prestea Underground to commence commercial production in mid-2017; the timing for rehabilitation work, as well as pre-development and development work and stoping, at Prestea Underground mine; the timing of and amount of production from Prestea Underground; the anticipated mining rate and acceleration of mining rates for Prestea Underground; the grade of ore from Prestea Underground and Mampon; production from Wassa Underground; the sufficiency of infrastructure at Wassa Underground to accommodate the near-term mine plan at Wassa Underground; the achievement of beginning longitudinal stoping of the B Shoot at Wassa Underground during Q1 2017 and accessing the transverse stopes of the higher grade B Shoot zone at Wassa Underground in Q3 2017; reaching full production at Wassa Underground in 2018; average annual life of mine combined production as Wassa and Prestea from 2017 onwards; capital expenditures for the development of Prestea Underground; the capital expenditure required to bring Mampon to commercial production; the ability of the Company to commence mining of the Mampon deposit in Q2 2017; the expected higher grade nature of the Mampon deposit; the success of the Company's exploration results at Mampon and the Prestea Open Pits; the impact of mining Mampon on the Company's cash flow; the timing of the conclusion of commercial production at Prestea Open Pits and Mampon; and ability of the Company to extend commercial production at Prestea Underground and Mampon; the timing of the release of the Company's drilling results; the timing of the release of the Company's exploration strategy for 2017 and beyond; the potential to expand the Mineral Reserves of the Company through further drilling; the potential to increase the Company's Mineral Resources outside of the existing Mineral Resource footprint; the impact that increased exploration is expected to have on Mineral Resource, Mineral Reserves, and expected life of the Company's mines; the Company's ability to reduce the level of its debt, including through internal cash flow as the Company's new underground operations ramp-up to full production; the Company's intended use of the net proceeds from the bought deal public offering; and the ability of the Company to repay the 5% Convertible Debentures and 7% Convertible Debentures when due or to restructure them or make alternate arrangements.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

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For further information: For further information, please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:49e 21-FEB-17